COMMENTS RECEIVED ON 01/13/2020

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File Nos. 811-21667)

Fidelity Floating Rate Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Communication Services Central Fund, Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Real Estate Equity Central Fund, Fidelity Utilities Central Fund, and Fidelity International Equity Central Fund

AMENDMENT NO. 54

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File Nos 811-22083)

Fidelity Inflation-Protected Bond Index Central Fund and Fidelity Investment Grade Bond Central Fund

AMENDMENT NO. 38

1.

Fidelity Floating Rate Central Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the risks associated with the discontinuation of LIBOR or explain why we believe the discontinuation is not a principal investment risk of the fund.

R:

The fund currently believes that the risks associated with the discontinuation of LIBOR are not principal investment risks of the fund at this time. In making this determination, the fund followed the guidance from the SEC Staff in its statement entitled, “Staff Statement on LIBOR Transition,” regarding the impact that the expected discontinuation of LIBOR may have on mutual funds. As the Staff noted in its guidance, whether disclosure is appropriate and the content of such disclosure, will depend on the nature and significance of any investments or agreements that are linked to LIBOR. Given the fund’s level of investment in instruments linked to LIBOR and the timing of the LIBOR transition, the fund believes that the discontinuation of LIBOR is not a principal investment risk at this time. The fund will continue to review its disclosures and update them as appropriate.

2.

Fidelity Floating Rate Central Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain whether there are any covenant-lite loans. If they are a principal investment strategy, the Staff requests we disclose and add risks.

R:

The fund will update its prospectus as follow to include additional information about its investments in covenant-lite loads:

Description of Principal Security Types

Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities do not pay current interest but are sold at a discount from their face values. Debt securities include all types of debt instruments such as floating rate loans, corporate bonds, government securities (including Treasury securities), repurchase agreements, mortgage and other asset-backed securities, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities. Some of the debt securities in which the fund invests may be “covenant-lite,” which means these obligations have fewer financial covenants that protect lenders than other obligations.

Principal Investment Risks

Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value and an issuer's or counterparty's ability to pay interest and principal when due. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds), including floating rate loans, tend to be particularly sensitive to these changes.

Lower-quality debt securities involve greater risk of default on interest and principal payments or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates.

Covenant-lite obligations, which contain fewer financial covenants than other obligations, carry more risk than traditional loans as they allow issuers to engage in activities that would otherwise be difficult or impossible under a traditional loan agreement. In the event of default, covenant-lite obligations have lower recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.

3.

Fidelity Floating Rate Central Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the maturity policy for the fund’s bonds.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

4.

Fidelity Floating Rate Central Fund and Fidelity Investment Grade Bond Central Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that the current strategy and risk disclosure is appropriate.

5.

Fidelity Floating Rate Central Fund and Fidelity Investment Grade Bond Central Fund

“Investment Details” (prospectus)

“Other Investment Strategies” and “Description of Principal Security Types”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

6.

Fidelity Emerging Markets Equity Central Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the specific criteria the fund uses to determine that an investment is economically tied to an emerging market.

R:

The factors FMR considers in determining whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, “Country or

Geographic Region.” In the funds’ SAI, we also disclose the following information, which supplements the prospectus disclosure at issue:

Country or Geographic Region. Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from,

or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.

7.

Fidelity Investment Grade Bond Central Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“High Portfolio Turnover. The fund may engage in active and frequent trading of its portfolio securities. High portfolio turnover (more than 100%) may result in increased transaction costs to the fund, including brokerage commissions, dealer mark-ups, and other transaction costs on the sale of securities or reinvestment in other securities. The sale of the fund’s securities may result in the realization and/or distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies. These effects of higher than normal portfolio turnover may adversely affect the fund’s performance.”

C:

The Staff requests we disclose the fund’s high portfolio turnover in the “Principal Investment Strategies” section.

R:

The fund does not believe that high portfolio turnover resulting from its trading activity is a principal investment strategy of the fund. Rather, high portfolio turnover is a byproduct of the fund implementing its investment strategies. As a result, the fund declines to implement this requested change.